April 20, 2009
John Cash
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

Re:	Quanta Services, Inc. Form 10-K for the year ended December 31, 2007 Definitive Proxy Statement, April 18, 2008 Form 10-Q for the quarter ended September 30, 2008 File No. 1-13831
Dear Mr. Cash:
     We are providing the following response to the comment letter dated February 6, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2007, the Definitive Proxy Statement dated April 18, 2008 and the Form 10-Q for the quarter ended September 30, 2008 filed by Quanta Services, Inc. (“Quanta” or the “Company”). The following response is keyed to the Staff’s comment, and unless otherwise stated, all page numbers in our response refer to the respective page numbers in the relevant filing. This response has been prepared with the expectation that the Company will have the opportunity to discuss with the Staff information submitted in this response, if, following a review of the information, the Staff has further questions or comments.
Form 10-Q for the period ended September 30, 2008
Notes to the Condensed Consolidated Financial Statements
Note 9. Segment Information, page 25
1.	We have read your response to our comment in our previous letter dated December 23, 2008 and appreciate the additional information you have provided. We note that you have aggregated 26 operating segments into your Infrastructure Services reporting segment. Paragraph 17 of SFAS 131 states that two or more operating segments may be aggregated into a single operating segment if the aggregation is consistent with the objectives and basic principles of SFAS 131. As outlined in paragraph 3 of SFAS 131, segment disclosures are intended to help users of financial statements better understand a company’s performance. Based on the information you have presented in your response letters as well as the information contained in your periodic reports, it appears that your 26 operating segments do not all have similar characteristics. For example, we note differences in your operating segments based on the type of work performed and the industry in which the segments operate. Therefore it appears that by aggregating all 26 operating segments into your Infrastructure Services reporting segment, you may not meet the basic principles and objectives of SFAS 131 since a more disaggregated approach would provide users with more specific information to assess your performance. Please reconsider your approach or tell us why you believe your aggregation policy complies with SFAS 131.
Response:
We acknowledge the Staff’s comment regarding Quanta’s segment information and appreciate the opportunity to provide the Staff with additional discussion of our segment aggregation and reporting considerations. In the course of preparing this and previous communications with the Staff, and with the assistance of Quanta’s operational leadership, its audit committee and its independent auditors, we have comprehensively evaluated Quanta’s policies regarding segment and enterprise-wide disclosures under SFAS 131. Based on these evaluations, which are discussed in more detail below, we respectfully submit that Quanta’s aggregation policies and segment reporting disclosures meet the objectives and basic principles of SFAS 131. Quanta’s segment reporting policies were developed to provide financial statement users with information that is consistent with how its business is organized and on the same basis as that used by its chief operating decision maker (“CODM”) with regard to operating matters. We do not believe that a presentation of Quanta’s reportable segments on a basis other than that which is used by its CODM would meet the objectives and basic principles of SFAS 131.
We note the Staff’s comment that Quanta has aggregated 26 operating segments in its Infrastructure Services segment and that all 26 operating segments may not have similar characteristics. To clarify, in our response to comment 8 in our response letter dated December 11, 2008 to the Staff’s comment letter dated November 26, 2008 (the “December 2008 Response Letter”), we discussed our evaluation of Quanta’s 26 operating segments and concluded under our aggregation analysis that Quanta has two reportable segments: the Infrastructure Services segment, consisting of 25 operating segments, and the Dark Fiber segment, consisting of one operating segment. Accordingly, we agree that not all 26 operating segments share similar characteristics, which is why we have not aggregated Quanta’s Dark Fiber operating segment with those in Quanta’s Infrastructure Services segment. However, as discussed below, we do believe that all 25 operating segments comprising the Infrastructure Services segment (which we refer to in the balance of this response as the “operating segments” unless the context otherwise provides) share similar characteristics and meet the criteria for aggregation in accordance with the objectives and basic principles of SFAS 131.
Quanta’s reportable segments have been derived from a detailed assessment of the information provided to its CODM and the characteristics of its operating segments, as defined in paragraph 10 of SFAS 131 and which are acknowledged in the Staff’s comment above. This assessment considered all of the applicable criteria set forth in SFAS 131. The facts supporting our conclusions in this response regarding the nature of Quanta’s infrastructure service activities, the aggregation of its operating segments and the relevance and comparability of Quanta’s reportable segments and enterprise-wide disclosures generally remain unchanged from our previous response letter to the Staff’s September 2003 inquiry about the Company’s compliance with paragraphs 10 and 17 of SFAS 131. These facts include:
- Our operating activities comprise two reportable segments: Infrastructure Services and Dark Fiber. Segment selection is based on the organizational structure we use to evaluate performance and make decisions on resource allocation, as well as availability and materiality of separate financial results consistent with that structure, as described in our December 2008 Response letter.
- Quanta’s CODM is John Colson, the Company’s Chief Executive Officer. Quanta’s CODM does not make operating decisions other than at the individual operating segment level or on a consolidated basis.
- All of Quanta’s operating segments in its Infrastructure Services segment operate in one industry, which is the specialty contracting service industry, providing comprehensive specialty contracting services, including design, installation, repair and maintenance to owners or operators of network transmission and distribution infrastructure.
- All of Quanta’s operating segments in its Infrastructure Services segment operate in a similar economic environment by providing the services described above on a project by project basis, primarily utilizing bid contracts and interchangeable labor and asset resources to meet the demands of customers that operate in different industries.
- Information that would support an alternative method for allocating resources, managing risk and assessing performance and future net cash flows is not obtained by the Company on any basis other than at the individual operating segment level.
We note that multiple segment reporting concepts are identified in the Staff’s comment above, and our response is intended to provide additive discussion of each of these items within the framework of Quanta’s overall segment reporting considerations. On pages 13 and 14 of our December 2008 Response Letter, we provided the Staff with a discussion of the similarity of services provided by Quanta’s operating segments to customers in different industries, the labor resources and equipment used by its operating segments to provide infrastructure services, the regulatory environment in which its segments operate and the contractual terms of project specific work at each of its operating segments. Given that the Staff did not comment on these items in its February 6, 2009 letter, we have assumed that this previous discussion has adequately supported the view that similar characteristics are shared by Quanta’s Infrastructure Services operating segments with regard to the criteria in paragraphs 17(b), (d) and (e) of SFAS 131, specifically:
Interchangeability of equipment. Quanta’s primary equipment is rolling stock including trucks, trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, trenchers, generators, boring machines and cranes. This equipment is utilized throughout Quanta in delivering its services across customer industries served and is not specific to any one provided service.

Interchangeability of labor. Much of Quanta’s workforce is interchangeable among the different specialty contracting services its operating segments provide. For example, individuals who might normally work on telecommunications projects can be utilized to work on portions of electric and gas utility work as well as cable. Individuals who normally work on electric utility projects can perform cable television make-ready work on electric utility poles and string fiber optic cable on electric transmission and electric distribution structures. In addition, individuals that work on commercial and industrial projects can be utilized to construct solar arrays in the electric industry.
Similarities in regulatory environments among operating units. All of Quanta’s operations are subject to various federal, state and local laws and regulations including licensing requirements applicable to electricians and engineers, building and electrical codes, permitting and inspection requirements applicable to construction projects, regulations relating to worker safety and environmental protection and special bidding and procurement requirements on governmental projects. However, none of Quanta’s operating units are subject to unique industry specific regulatory requirements.
Additionally, we have considered the Staff’s most recent inquiry regarding Quanta’s aggregation policy and the examples of differences cited by the Staff in Quanta’s operating segments based on the type of work performed and the industry in which its segments operate, and without a more specific description from the Staff as to how these characteristics indicate a lack of similarity among Quanta’s operating segments, we have prepared our response with primary consideration being given to the requirements of paragraphs 3, 17(a) and 17(c) of SFAS 131. In reference to paragraph 3 of SFAS 131, we have presented a discussion of the industry in which Quanta’s Infrastructure Services segment operates, which we believe is key to establishing fundamental similarities in the business activities and economic environment of these operating segments, and the foundation for all other aggregation considerations under paragraph 17.
The Industry in which Quanta’s Infrastructure Services Segment Operates
As noted above, all of Quanta’s operating segments included within the Infrastructure Services segment operate in one industry, which is the specialty contracting service industry, providing comprehensive specialty contracting services to owners and/or operators of different network infrastructures. Management’s description and disclosure of the industry in which this segment operates has, since inception, remained consistent as providing specialized contracting services, offering end-to-end network solutions to the electric power, gas, telecommunications and cable television industries, including designing, installing, repairing and maintaining network infrastructure. This description is aligned with the other specialty contracting service providers in Quanta’s disclosed peer group. Specifically, we have reviewed the disclosures of Pike Electric Corporation, Dycom Industries Inc. and MasTec, Inc., all of whom make similar reference to the industry of specialty services, network infrastructure services or contracting services. Industry demand for the design, installation, repair and maintenance of network infrastructure assets comes from customers conducting transmission and distribution activities in multiple industries. These activities are primarily conducted using electric power transmission and distribution networks, natural gas transmission and distribution networks, and telecommunication transmission and distribution networks (inclusive of voice, video, IP and data) via hard-line telephone networks, coaxial cable networks, fiber optic networks and wireless communication networks. Quanta’s business model is based on providing adequate resources to meet these network infrastructure demands on a project by project basis at competitively bid or negotiated prices. Each of Quanta’s operating segments participates similarly in this economic environment by providing a range of infrastructure design, installation, repair and maintenance services to the specialty contracting industry customer base and competing with other companies who perform similar industry services. These factors support our conclusion that all of Quanta’s Infrastructure Services operating segments operate within the same industry and share a similar economic environment. Our aggregation considerations are premised on this conclusion.
Aggregation Criteria (a) and (c) of Paragraph 17 of SFAS 131
As stated above, the fact that all of Quanta’s operating segments operate in one industry and conduct similar business activities in a shared economic environment supports management’s conclusion that additional aggregation considerations under SFAS 131 are appropriate.
SFAS 131, paragraph 17, criteria (a) and (c), provides that aggregation is appropriate if (in addition to the other criteria) there is similarity across the segments in the nature of services provided and the type or class of customer for those services. As discussed above, each of Quanta’s Infrastructure Services operating segments provides a range of design, installation, repair and maintenance services to owners or operators of infrastructure transmission and distribution assets. Because each of Quanta’s operating segments and their competitors serve customers in multiple industries, the degree to which an operating segment allocates resources to projects for these different types of services and the portion of its operating results derived from each type of service is constantly changing. Resource allocation decisions are made in similar fashion at all operating segments based on an evaluation of current project performance risks, anticipated project opportunities and the constraints placed on an operating segment from unscheduled demand, such as storm damage to area power and telecommunication networks. Accordingly, all of Quanta’s operating segments share a similar business model to achieve success in the same economic environment. This model is designed, in part, to provide each operating segment leader with an entrepreneurial platform to develop service relationships across the industry customer base. Competition exists between operating segments and other industry participants at both a local and nationwide level, and is evidenced on occasions where multiple Quanta operating segments will participate in bid competitions for the same customer project. Additionally, operating segments have the ability to market their services on a nationwide level by leveraging local relationships with customers that have nationwide infrastructure investments, and by combining resource capacities with other operating segments to achieve the competitive scale necessary for servicing a larger project. Quanta’s organizational structure is designed to allow for shifts in the type of services provided by each operating segment based upon these various factors including the efficiencies gained by segments performing one type of service on a larger project or multiple segments providing the same range of services on a contract in different regions. Similarity in the operational capabilities shared among Quanta’s operating segments creates a compatible infrastructure service offering on an industry-wide basis that is key to Quanta’s business strategy.

An example of the flexibility shared by all of Quanta’s operating segments can be illustrated specifically by one operating segment that predominantly contracted for commercial and industrial projects to provide inside electrical wiring, data cabling and system repair and maintenance, but which has recently expanded its market focus to pursue infrastructure service opportunities with renewable energy customers. This operating segment is expected to be a leading contributor to Quanta’s results for this type of renewable energy service work. This flexibility in services from commercial and industrial to renewable energy required little incremental capital investment by the operating segment and illustrates how the leadership at each operating segment applies an entrepreneurial approach to utilizing its existing workforce and assets. On a period-to-period basis, the nature of the design, installation, repair and maintenance services provided by all of Quanta’s operating segments remains similar; however, to allow each operating segment to compete for industry market share and achieve its performance goals, large shifts in the type and volume of services performed in different customer industries can and will occur at the individual operating segment level.
All of Quanta’s Infrastructure Services segment customers demand services from the specialty contracting service industry to perform any combination of design, engineering, installation, repair and maintenance of some or all of their infrastructure assets. It is common for this range of services to be provided by the same operating segment to customers in different industries as well as by different operating segments to the same customer. As evidenced in Quanta’s CODM package provided to the Staff in our response letter dated January 9, 2009 (the “January 2009 Response Letter”), multiple operating segments derive a significant portion of their operating results from different types of work in different customer industries (Type of Work — Category C documents). Also as discussed in the December 2008 Response Letter, at least 19 of the 25 operating segments aggregated within the Infrastructure Services segment report multiple types of work from customers in different industries. Because each operating segment maintains service relationships across Quanta’s industry customer base, infrastructure service customers are considered to be of the same type or class among the operating segments and for any combination of the specialty services provided, regardless of the industry in which these customers operate.
As a result of these similar business activities, including industry service offerings, business models, customer types and risk management objectives, Quanta’s operating segments compete individually and on a collaborative basis to achieve their individual performance goals. Quanta’s CODM package has been developed to ensure that each operating segment presents its financial information, key performance statistics and project level data on a uniform and comparable basis (refer to the information we provided as Category A in our January 2009 Response Letter). Conclusions regarding the economic similarity of Quanta’s Infrastructure Services operating segments are in part evidenced by the fact that Quanta’s CODM evaluates the performance of each operating segment on a monthly basis using identical performance indicators and comparable presentations of project level data. In consideration of these facts along with the other evidence presented in this and previous letters, we believe that Quanta’s Infrastructure Services operating segments share similar characteristics as described in paragraph 17 of SFAS 131 and that aggregation based on those similarities is appropriate.

More Specific Information to Better Assess Our Performance
We have considered the Staff’s comment that a more disaggregated approach would provide users with more specific information to assess Quanta’s performance, and we believe that Quanta’s presentation of enterprise-wide disclosures in its filings, including revenues by type of work and details of Quanta’s foreign operations, do effectively provide users with more specific information to assess Quanta’s performance. We note specifically that because Quanta’s business activities are not organized on the basis of differences in services or differences in geographic areas but rather on an operating unit by operating unit basis, and because Quanta’s Infrastructure Services segment reports revenues from a range of services across customer industries, the additional information disclosed in accordance with paragraphs 37-39 of SFAS 131 ensures that Quanta’s segment reporting disclosures as a whole meet the objectives and basic principles set forth in paragraph 3 of SFAS 131. Quanta’s disclosure of enterprise-wide revenues by type of work represents additional detailed information about the services that Quanta’s operating segments provide and in no way indicates dissimilarities in the nature of services provided that would conflict with our conclusions reached under paragraph 17(a).
Specifically, paragraph 3 of SFAS 131 states:
The objective and basic principles of SFAS 131 are to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates, to help users:
a. Better understand the enterprises performance
b. Better assess its prospects for future net cash flows
c. Make more informed judgments about the enterprise as a whole
We read this portion of the standard to apply to all segment and enterprise-wide disclosures presented by Quanta. Because each of Quanta’s Infrastructure Services operating segments report revenues from a range of services, Quanta’s SFAS 131 policies and related disclosures have been developed to provide users with a comprehensive understanding of its different business activities, types of services provided and customer industries served, as well as an understanding of the organizational structure that management considers necessary to understand Quanta’s performance and evaluate material factors affecting its performance and prospects for future net cash flows. In consideration of the Staff’s comment, we note that several factors have been described in this response to the Staff that cause period to period shifts in the types of services performed and customer industries served by each operating segment. Additionally, strategic decisions are routinely made at the enterprise level to help improve resource and equipment utilization and facilitate the coordination of effort by subcontracting work between operating segments. This type of collaboration and supportive exchange of resources can have offsetting positive and negative financial impacts at the individual operating segment level. As indicated by the routine shifts in the type of services provided at each operating segment on a period to period basis, a lack of comparability among Quanta’s operating segments as well as between these individual operating segments and Quanta’s disclosed peer group exists, which indicates that more detailed information would be less relevant in assessing Quanta’s overall performance and its prospects for future net cash flows. Further to this point, a methodology does not exist that would allow for Quanta’s operating segments to be aggregated based on some other set of defining characteristics, such as type of work performed, that would allow for consistent grouping of operating segments on a period to period basis. As a result, we believe aggregation of Infrastructure Services operating segments into multiple reportable segments would offer almost no analytical value and would require constant retroactive restatement of previous year reportable segments, such that their usefulness would become inconsistent with paragraph 3 of SFAS 131.
In our assessment of Quanta’s aggregation policies, we have also considered the guidance of paragraph 60 of SFAS 131, which indicates that at least three significant advantages to better understanding a company’s performance exist when segments are based on the structure of an enterprise’s internal organization.
“First, an ability to see an enterprise through the eyes of management enhances a user’s ability to predict actions or reactions of management that can significantly affect the enterprise’s prospects for future cash flows. Second, because information about those segments is generated for management’s use, the incremental cost of providing information for external reporting should be relatively low. Third, practice has demonstrated that the term industry is subjective. Segments based on existing internal structure should be less subjective.”
Management has chosen to structure the internal organization based on Quanta’s individual operating segments, as described on pages 8 through 10 of our December 2008 Response Letter, and to assess the enterprise’s prospects for future cash flows based on their combined ability to compete for market share in the same service industry. We believe that this characteristic not only supports our conclusions regarding the similar nature of Quanta’s operating segments but also demonstrates why more specific information at the operating segment level would not be additive to the information currently presented. The presentation of two reportable segments based on the two distinct industries in which Quanta operates and the presentation of enterprise-wide disclosures based on the types of revenue-generating work that Quanta’s operating segments perform provides users with relevant information, as viewed by management, to understand the enterprise’s performance and assess its prospects for future net cash flows, such as those as described in Quanta’s Outlook section included in its Management’s Discussion and Analysis in each quarterly and annual filing. For these reasons, we believe that aggregation into one reportable segment provides investors with the best information to assess Quanta’s infrastructure services performance and its prospects for future net cash flows.
Conclusion
The Staff has asserted that Quanta may not meet the basic principles and objectives of SFAS 131 in aggregating its 25 Infrastructure Services operating segments into one reportable segment. We respectfully submit that the discussion above supports Quanta’s basis for aggregation. We believe the FASB recognized that a type of organization like Quanta may exist that may not find itself reporting in multiple segments when the Board contemplated in paragraph 67 that “an enterprise may not be divided into components with similar products and services or geographic areas for internal purposes and some users of financial statements have expressed a desire for information organized on those bases. However, instead of an alternative method of segmentation, which would call for multiple sets of segment information in many circumstances, the Board chose to require disclosure of additional information about products and services and geographic areas of operations for the enterprise as a whole if the basic segment disclosures do not provide it.”
Additionally, paragraphs 81 and 82 state “The Board does not think that a separate measure of segment profit or loss or assets should have to be developed solely for the purpose of disclosing segment information” and that the Board “should allow companies to report a statistic on the same basis it is reported for internal purposes, if the statistic is reported internally. The usefulness of information prepared only for external reporting is questionable. Users want to understand management’s perspective on the company and the implications of key statistics. It also said that key statistics to be reported should be limited to statistics a company has available...”
Quanta has applied this guidance regarding enterprise-wide disclosures by disclosing revenues by type along with assets by geographic area. We believe that these disclosures do provide financial statement users with other disaggregated information that is available, while preserving the segment reporting objective of presenting information from management’s view or perspective and avoiding the creation of new information for external reporting purposes only.
We confirm to the Staff that we have comprehensively reconsidered Quanta’s accounting policies and disclosures for compliance with the requirements of SFAS 131. This evaluation included a consideration of the aggregation criteria of paragraph 17 of SFAS 131 and the objective and basic principles of SFAS 131. We have discussed this evaluation with Quanta’s audit committee and our independent auditors, who concur with our conclusions. We believe that we have provided in this response a reasonable and comprehensive basis for concluding that Quanta’s disclosure policies comply with the standards of SFAS 131.
As referenced in the Staff’s letter, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please contact the undersigned by telephone at (713) 985-6406 or by facsimile at (713) 629-7676.

Very truly yours,
/s/ James H. Haddox
James H. Haddox
Chief Financial Officer

cc:	James R. Ball Chairman, Audit Committee

Mindy Hooker, Staff Accountant Tricia Armelin, Senior Staff Accountant Division of Corporation Finance Securities and Exchange Commission

Kenneth Miller, National Professional Services Partner Ray Garcia, Houston Market Assurance Leader David Carroway, Assurance Partner PricewaterhouseCoopers LLP

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